April 25, 2011

Duc Dang, Attorney/Advisor
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3010

Re:	Moneylogix Group, Inc.
Preliminary Information Statement on Schedule 14C
Filed July 16, 2010
File No. 000-30424

Dear Mr. Dang:

We represent Moneylogix Group, Inc. (the “Company”). We are in receipt of your letter dated July 23, 2010, in which you provided the Company with comments on the Company’s Preliminary Information Statement on Schedule 14C (the “Preliminary 14C”) filed on July 16, 2010.  As you are aware, we previously provided our responses to the July 23, 2010 letter on March 25, 2011, however, after additional research we have determined that we must amend our prior response. As such, the following are our revised responses to your comments:

General

1.
From your Form 8-K filed on July 8, 2010, we note that on June 30, 2010 you issued 83.7% of your outstanding shares to the shareholders of Panacea in exchange for 100% of their outstanding shares.  We also note that this transaction resulted in a change of control and the appointment of new directors. Please tell us your basis for not seeking shareholder approval for this transaction.

RESPONSE:
Notwithstanding our previous response, we do not believe that the transaction which resulted in the Company issuing 83.7% of its outstanding shares to the shareholders of Panacea in exchange for 100% of their outstanding shares required shareholder approval. This clarification is based upon our interpretation of the Nevada Revised Statutes, discussions with the Nevada Secretary of State’s office, as well as with Nevada practitioners in this field.

As set forth above, we do not believe that shareholder approval was required for the transaction. Specifically, we have relied on Nevada Revised Statutes Section 92A.110(4), which provides that shareholder approval is not required in the context of a share exchange that is done on a voluntary basis. The transaction between the Company and Panacea was a voluntary exchange, as outlined in Section 92A.110(4), as the shareholders voluntarily exchanged their shares in one company for the other. Based on Section 92A.110(4), no shareholder approval was required for a voluntary exchange such as the one at issue here.

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726 Tel 732 409 1212 Fax 732 577 1188
475 Park Avenue South, 28th Fl., New York, NY 10016 Tel 646 588 5195 Fax 646 619 4494
anslowlaw.com

Additionally, we believe that no shareholder approval was required for the issuance of the shares of the Company to the Panacea shareholders. We relied on Nevada Revised Statutes Section 78.215 which provides that a corporation may issue and dispose of its authorized shares without the need of shareholder approval. We also note that the Company’s Articles of Incorporation, filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on April 15, 2011, also permit the issuance of the shares without the need of shareholder approval.

2.	Please tell us your basis for not registering the issuance of the 74.8 million shares to Panacea Shareholders under the Securities Act of 1933.

RESPONSE:
The Company did not register the issuance of the 74.8 million shares to the Global Shareholders under the Securities Act of 1933 because these shares were issued in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of the Company’s common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by the Company did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. Pursuant to the transaction, the Company only issued shares to six shareholders who have the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, the Company has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726 Tel 732 409 1212 Fax 732 577 1188
475 Park Avenue South, 28th Fl., New York, NY 10016 Tel 646 588 5195 Fax 646 619 4494
anslowlaw.com

In addition, the Company has acknowledged that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities Laws of the United States.

Sincerely,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726 Tel 732 409 1212 Fax 732 577 1188
475 Park Avenue South, 28th Fl., New York, NY 10016 Tel 646 588 5195 Fax 646 619 4494
anslowlaw.com